Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

XPLORE TECHNOLOGIES CORP.

Pursuant to Section 242 of the Delaware General Corporation Law, Xplore Technologies Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following new paragraph at the end thereof:

“Upon the effectiveness of the Certificate of Amendment of this Amended and Restated Certificate of Incorporation containing this sentence (the “Effective Time”), each 325 to 425 shares of the common stock, par value $.001 per share, of the Corporation issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time (the “Old Common Stock”) shall automatically be reclassified and combined into 1 share of common stock, par value $.001 per share, of the Corporation (the “New Common Stock”), the exact ratio within the 325-425 range to be determined by the Board of Directors of the Corporation or a committee thereof prior to the Effective Time and set forth in a written resolution filed with the minutes of such body and made available to any stockholder upon written request therefor (the “Reverse Stock Split”). Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon the surrender of the certificate for such Old Common Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Old Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) a new certificate representing the number of whole shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined.”

SECOND: On September 12, 2012, the Board of Directors of the Corporation or a committee thereof determined that each 400 shares of the Old Common Stock issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock.

THIRD: The forgoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

FOURTH: This Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation shall be effective at 12:01 a.m., Eastern Time, on September 13, 2012.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 12th day of September, 2012.

XPLORE TECHNOLOGIES CORP.

/s/ Michael J. Rapisand
Michael J. Rapisand
Corporate Secretary & Chief Financial Officer